Mail Stop 3561

July 26, 2006

Frank A. Cappello
Vice President-Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

> **Re: SIFCO Industries, Inc.**
> **File No. 001-05978**
> **Form 10-K: For the Fiscal Year Ended September 30, 2005**
> **Form 8-K: May 10, 2006**

Dear Mr. Cappello:

We have reviewed your July 19, 2006 correspondence and have the following comments. We believe you should revise future filings in response to comment number one and file an amended Form 8-K in response to comment number two. If you disagree, we will consider your explanation as to why our request is unnecessary. Be as detailed as necessary in your explanation. Please file your response to our comments and the amended Form 8-K via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 30, 2005

1. We have reviewed your responses to prior comments 1, 2, 6, and 7. You state you will determine whether there is appropriate relevant additional disclosure to be made. We believe the disclosures requested in our prior comments are both appropriate and relevant. Please confirm that you will make such disclosures.

Form 8-K: May 10, 2006

2. We have reviewed your response to prior comment number nine. We continue to believe that the facts and circumstances do not provide adequate justification for not presenting the required pro forma financial information. Please amend the Form 8-K to include the pro forma financial information required by Article 11 of Regulation S-X.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief